Form 45-102F1

Notice of Intention to Distribute Securities under Section 2.8 of

MI 45-102 Resale of Securities

Reporting issuer

1.

Name of reporting issuer: Cream Minerals Ltd.

Selling security holder

2.

Your name: Frank A. Lang

3.

The offices or positions you hold in the reporting issuer: Chairman, President & CEO

4.

Are you selling securities as a lender, pledgee, mortgagee or other encumbrancer? No

5.

Number and class of securities of the reporting issuer you beneficially own:

10,914,187 common shares

Distribution

6.

Number and class of securities you propose to sell:  up to 1,000,000 common shares

7.

Will you sell the securities privately or on an exchange or market?  Both.  If on an exchange or market, provide the name.  TSX Venture Exchange

Warning

It is an offence to submit information that, in a material respect and in light of the circumstances in which it is submitted, is misleading or untrue.

Certificate

I certify that

(1)

I have no knowledge of a material fact or material change with respect to the issuer of the securities that has not been generally disclosed; and

(2)

the information given in this form is true and complete.

Date: November 13, 2007	Frank A. Lang Your name (Selling security holder) “Frank A. Lang” Your signature (or if a company, the signature of your authorized signatory) Name of your authorized signatory

INSTRUCTION:

File this form electronically through SEDAR with the securities regulatory authority in each jurisdiction where you sell securities and with the Canadian exchange on which the securities are listed.  Where the securities are being sold on an exchange, the form should be filed in every jurisdiction across Canada.

Notice to selling security holders - collection and use of personal information

The personal information required in this form is collected for and used by the listed securities regulatory authorities to administer and enforce securities legislation in their jurisdictions.  This form is publicly available by authority of Multilateral Instrument 45-102 and the securities legislation in each of the jurisdictions.  The personal information collected will not be used or disclosed other than for the stated purposes without first obtaining your consent.  Corporate filers should seek the consent of any individuals whose personal information appears in this form before filing this form

If you have questions about the collection and use of your personal information, or the personal information of your authorized signatory, contact any of the securities regulatory authorities listed below.

Alberta Securities Commission

4th Floor, 300 - 5th Avenue SW

Calgary, AB  T2P 3C4

Attention: Information Officer

Telephone: (403) 297-6454

Facsimile: (403) 297-6156

British Columbia Securities Commission

P.O. Box 10142, Pacific Centre

701 West Georgia Street

Vancouver, B.C.  V7Y 1L2

Attention: Manager, Financial and Insider Reporting

Telephone: (604) 899-6730 or (800) 373-6393 (in B.C.)

Facsimile: (604) 899-6506

Securities Commission of Newfoundland and Labrador

P.O. Box 8700

2nd Floor, West Block

Confederation Building

75 O’Leary Avenue

St. John’s, NFLD  A1B 4J6

Attention: Director of Securities

Telephone: (709) 729-4189

Facsimile: (709) 729-6187

Department of Justice, Northwest Territories

Legal Registries

P.O. Box 1320

1st Floor, 5009-49th Street

Yellowknife, NWT  X1A 2L9

Attention: Director, Legal Registries

Telephone: (867) 873-7490

Facsimile: (867) 873-0243

Nova Scotia Securities Commission

2nd Floor, Joseph Howe Building

1690 Hollis Street

Halifax, NS  B3J 3J9

Attention: Corporate Finance

Telephone: (902) 424-7768

Facsimile: (902) 424-4625

Department of Justice, Nunavut

Legal Registries Division

P.O. Box 1000 - Station 570

1st Floor, Brown Building

Iqaluit, NT  X0A 0H0

Attention: Director, Legal Registries Division

Telephone: (867) 975-6190

Facsimile: (867) 975-6194

Ontario Securities Commission

Suite 1903, Box 55

20 Queen Street West

Toronto, ON  M5H 3S8

Attention: Administrative Assistant to the Director of Corporate Finance

Telephone: (416) 593-8314

Facsimile: (416) 593-8177

Prince Edward Island Securities Office

Consumer, Corporate and Insurance Services Division

Office of the Attorney General

P.O. Box 2000

Charlottetown, PE  C1A 7N8

Attention: Registrar of Securities

Telephone:  (902) 368- 4550

Fax:  (902) 368-5283

Saskatchewan Financial Services Commission

Securities Division

6th Floor, 1919 Saskatchewan Drive

Regina, SK  S4P 3V7

Attention: Deputy Director, Legal

Telephone: (306) 787-5879

Facsimile: (306) 787-5899